UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Global Logistics Acquisition Corporation
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
379414105
(CUSIP Number)
Charles C. Anderson, Jr.
c/o Anderson Media Corporation
6016 Brookvale Lane, Suite 151
Knoxville, Tennessee 37919
(865) 584-9765

-with a copy to-
Elizabeth E. Moore, Esq.
Sherrard & Roe, PLC
424 Church Street, Suite 2000
Nashville, TN 37219
(615) 742-4200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 1, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	379414105	Page	2	of	7

1	NAMES OF REPORTING PERSONS Clark-GLAC Investment, LLC (See Item 2)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,380,000 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

2,380,000 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,380,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.63%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO (See Item 2)
(1) Calculated based upon 13,500,000 shares of Issuer’s Common Stock outstanding as of January 25, 2008 as set forth in the Issuer’s proxy statement filed with the Commission and dated January 28, 2008 (the “Proxy Statement”).

CUSIP No.	379414105	Page	3	of	7

1	NAMES OF REPORTING PERSONS Anderson Media Corporation (See Item 2)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,380,000 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

2,380,000 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,380,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.63%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO (See Item 2)
(1) Calculated based upon 13, 500,000 shares of Issuer’s Common Stock outstanding as of January 25, 2008 as set forth in the Issuer’s Proxy Statement.

CUSIP No.	379414105	Page	4	of	7

1	NAMES OF REPORTING PERSONS Charles C. Anderson, Jr. (See Item 2)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,380,000 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

2,380,000 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,380,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.63%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN (See Item 2)
(1) Calculated based upon 13,500,000 shares of Issuer’s Common Stock outstanding as of January 25, 2008 as set forth in the Issuer’s Proxy Statement.

Item 1.	Security and Issuer
This Schedule 13D relates to shares of Common Stock, par value $0.0001 per share (“Common Stock”), of Global Logistics Acquisition Corporation, a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 330 Madison Avenue, Sixth Floor, New York, New York 10017.

Item 2.	Identity and Background
This Schedule 13D is being filed by Clark-GLAC Investment, LLC, a Delaware limited liability company (“Clark-GLAC Investment”), Anderson Media Corporation, a Delaware corporation (“AMC”), and Charles C. Anderson, Jr., a resident of the United States (“Charles C. Anderson, Jr.”) (Clark-GLAC Investment, AMC, and Charles C. Anderson, Jr. each referred to herein as a “Reporting Person”, and collectively, as the “Reporting Persons”).
The principal business address of each Reporting Person is c/o Anderson Media Corporation, 6016 Brookvale Lane, Suite 151, Knoxville, Tennessee 37919. AMC is the sole member of Clark-GLAC Investment. Charles C. Anderson, Jr. is the sole director of Clark-GLAC Investment. Clark-GLAC Investment was formed to acquire shares of Common Stock of the Issuer, as further described in Item 4. AMC is a privately held company the substantial majority of capital stock of which is held by members of the Anderson family, including Charles C. Anderson, Jr. and the following other shareholders of Clark (as defined in Item 4): Joel R. Anderson, Terry C. Anderson, Clyde B. Anderson and Harold M. Anderson.
No Reporting Person has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
No Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
The sole director and the officers/managers of Clark-GLAC Investment are listed on Schedule I attached hereto, which sets forth the following information with respect to each such individual: (i) name; (ii) business address; (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) citizenship.

Item 3.	Source and Amount of Funds or Other Consideration
On February 1, 2008, Clark-GLAC Investment purchased 999,600 shares of Common Stock at a purchase price of $8.00 per share (excluding brokerage commissions). On February 5, 2008, Clark-GLAC Investment purchased 1,380,400 shares of Common Stock at a purchase price of $8.02 per share (excluding brokerage commissions). The aggregate purchase price of $19,067,608 (excluding brokerage commissions) was funded by AMC.

Item 4.	Purpose of Transaction
The shares of Common Stock were acquired pursuant to an Agreement, dated February 1, 2008, among Clark-GLAC Investment, certain Issuer insiders (collectively, the “Insiders”) and the Issuer (the “Agreement”), in connection with the Issuer’s proposed acquisition of The Clark Group, Inc. (“Clark”). Certain shareholders of the Issuer indicated their intention to vote against the proposal to approve the Issuer’s acquisition of Clark, and, in response, Clark-GLAC Investment was formed to use its commercially reasonable efforts to purchase 2,380,000 shares of the Issuer’s Common Stock and to use reasonable efforts to obtain proxies from the sellers of such shares such that the shares may be voted in favor of the Acquisition Proposal (as defined below) or to cause the sellers of such shares to so vote such shares.
The Issuer will hold a special meeting of its stockholders to consider and act upon, among other things, a proposal to adopt and approve the Stock Purchase Agreement, dated May 18, 2007, as amended on November 1, 2007, among the Issuer, Clark and the stockholders of Clark (the “Stock Purchase Agreement”), providing for the sale by the stockholders of Clark of all of the outstanding capital stock of Clark to the Issuer (the “Acquisition Proposal”). In

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order to increase the likelihood of the approval of the Acquisition Proposal, Clark-GLAC Investment agreed to purchase the shares reported in this Schedule 13D and to vote such shares or cause such shares to be voted in favor of the Acquisition Proposal at the special meeting, all upon the terms and conditions set forth in the Agreement.
Except as set forth herein, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer
(a)	As of the date of this report, the Reporting Persons may be deemed to beneficially own an aggregate of 2,380,000 shares of Common Stock, which, based on the Issuer’s disclosures in the Proxy Statement regarding the number of its issued and outstanding shares of Common Stock as of January 25, 2008, represents approximately 17.63% of the shares of the Issuer’s issued and outstanding Common Stock.
(b)	As of the date of this report, AMC, as the sole member of Clark-GLAC Investment, shares with Clark-GLAC Investment the power to vote and dispose, or direct the vote or disposition of, the 2,380,000 shares of Common Stock reported herein. As of the date of this report, Charles C. Anderson, Jr., the sole director of Clark-GLAC Investment and the Chairman of the Board of Directors and the CEO of AMC, also shares with Clark-GLAC Investment and AMC the power to vote and dispose, or direct the vote or disposition of, the 2,380,000 shares of Common Stock reported herein.
(c)	The Reporting Persons have not effected any transactions, other than those described herein, in the class of securities described herein during the past 60 days. See Item 3 above.
(d)	Not applicable.
(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Except as otherwise set forth herein above and set forth below, no Reporting Person has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.
Pursuant to the terms of the Agreement referred to in Item 4 above, if the Acquisition Proposal is approved by GLAC’s stockholders, the Insiders will transfer to Clark-GLAC Investment an aggregate of 380,000 founders shares of Common Stock. Pursuant to the terms of the Stock Purchase Agreement referred to in Item 4 above, at the closing of the Clark acquisition, Issuer will issue an aggregate of approximately 320,276 shares of its Common Stock to Timothy Teagan and John Barry, two of the selling Clark stockholders.

Item 7.	Materials to be Filed as Exhibits

Exhibit 1	Agreement dated February 1, 2008 among Clark-GLAC Investment, LLC, James J. Martell, Gregory E. Burns, Maurice Levy, Mitchel Friedman and Global Logistics Acquisition Corporation (incorporated herein by reference to Exhibit 10.1 to the Issuer’s current report on Form 8-K filed February 1, 2008 (Commission File No. 001-32735)).

Exhibit 2	Stock Purchase Agreement dated as of May 18, 2007, and amended on November 1, 2007, among Global Logistics Acquisition Corporation, The Clark Group, Inc., and the stockholders of Clark (incorporated herein by reference to Annex A to the Issuer’s Definitive Proxy Statement dated January 28, 2008 (Commission File No. 001-32735)).

Exhibit 3	Joint Filing Agreement dated February 6, 2008 by and among Clark-GLAC Investment, LLC, Anderson Media Corporation and Charles C. Anderson, Jr.

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SIGNATURE
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

CLARK-GLAC INVESTMENT, LLC
By:	/s/ David Thompson
	Name:	David Thompson
	Title:	Vice President
Date: February 6, 2008

ANDERSON MEDIA CORPORATION
By:	/s/ Jay Maier
	Name:	Jay Maier
	Title:	Chief Financial Officer

Date: February 6, 2008

/s/ Charles C. Anderson, Jr.
Charles C. Anderson, Jr.

Date: February 6, 2008

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Schedule I
     The name and present principal occupation of each of the sole director and the officers/managers of Clark-GLAC Investment, LLC are set forth below. Each of these persons is a United States citizen and has as his business address 6016 Brookvale Lane, Suite 151, Knoxville, Tennessee 37919.

Name	Position with Reporting Person	Principal Occupation

Charles C. Anderson, Jr.	Director, Chief Executive Officer and President	Chief Executive Officer of Anderson Media Corporation

Jay Maier	Chief Financial Officer and Vice President, Secretary and Treasurer	Chief Financial Officer of Anderson Media Corporation

David Thompson	Vice President	Vice President and Treasurer of Anderson Management Services, Inc.

Daniel Messing	Vice President	Director of Tax of Anderson Management Services, Inc.

Exhibit 3
JOINT FILING AGREEMENT
     This Agreement is made pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 (the “Act”) by and among the parties listed below, each referred to herein as a “Joint Filer.” The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13D or Schedule 13G, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.
     IN WITNESS WHEREOF, the undersigned have executed this agreement as of the 6th day of February 2008.

CLARK-GLAC INVESTMENT, LLC
By:	/s/ David Thompson
	Name:	David Thompson
	Title:	Vice President

ANDERSON MEDIA CORPORATION
By:	/s/ Jay Maier
	Name:	Jay Maier
	Title:	Chief Financial Officer

/s/ Charles C. Anderson, Jr.
Charles C. Anderson, Jr.